innovative micro technology 75 Robin Hill Road • Goleta, CA 93117 Ph: 805-681-2800 • Fax: 805-967-2677

July 15, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington D.C. 20549

Attn:  Jay Webb, Reviewing Accountant

Re:          Innovative Micro Technology, Inc.

Form 10-KSB for Fiscal Year Ended October 2, 2004

Forms 10-QSB for Fiscal Quarter Ended January 1, 2005 and March 31, 2005

File Number:  001-066353

Dear Ladies & Gentlemen:

On behalf of Innovative Micro Technology, Inc. (the “Company”), the undersigned hereby transmits for filing the Company’s response to a comment letter dated June 21, 2005 issued by the staff of the Securities and Exchange Commission (the “Staff”), in respect of the above-referenced filings.  A courtesy copy of this letter has also been forwarded to your attention via Federal Express.

The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For ease of reference, the comments have been reproduced below in bold face.

Form 10-QSB for the Fiscal Quarter Ended April 2, 2005

Note A:  Basis of Presentation- Page 6

1.                                       We see that on January 25, 2005, you privately sold equity securities to an investor group resulting in aggregate net proceeds of $15.7 million. Please respond to the following:

First item-The caption to the Series A-1 convertible stock indicates that the shares are redeemable. Expand future filings to include detailed disclosure about the terms and conditions for redemption. In your response to us, describe any circumstances where you could be required to redeem those shares. For instance, preferred shares are often redeemable at the option of or upon the death of the holder, upon a change in control or upon a material change in an entity’s business. Provide an analysis of the literature and terms of the securities to support that the classification of these securities as permanent equity complies with GAAP. The analysis should also describe your consideration of the classification of EITF Topic D-98 or FAS 150.

Response to your first item:  The Company will expand future filings to include detailed disclosure about the terms and conditions for redemption.

The Series A-1 convertible preferred stock (Series A-1) is not redeemable and is properly reported as equity on the Company’s financial statements. The general terms of the Stock Purchase Agreement (“Agreement”) for the Series A-1 shares is set forth below.

“A.          Optional Conversion.

(i)                                     Each Series A-1 Holder has the right, at such Series A-1 Holder’s option, at any time and from time to time, to convert any of such Series A-1 Holder’s Series A-1 Shares into Common Stock, on the basis hereinafter provided.  Each Series A-1 Share shall be converted into the number of fully paid, non-assessable shares of Common Stock that is equal to the quotient obtained by dividing (A) the Series A-1 Original Issuance Price by (B) the Series A-1 Conversion Price (such quotient the “Series A-1 Conversion Ratio”).

(ii)                                  Convertible at a rate of 5.6667 common shares.

(iii)                               Liquidation preference- in parity with common stock, as if it were converted on the liquidation date.

(iv)                              Redemption provisions- none.

(v)                                 Dividends- accrue in parity with common stock when and if declared by the Board of Directors.”

The Investor Group invested a total of $17.0 million. In return they received 1.0 million shares of Series A redeemable preferred stock (Series A) valued at $14.2 million. They also received 1.0 million shares of Series A-1 valued at $2.8 million. The Series A redeemable preferred stock may require redemption on December 31, 2008 at a value of $17.0 million. The Company is accreting the Series A and recording the preferred dividend necessary to provide for the full redemption value of $17.0 million on December 31, 2008.

If a financial instrument will be redeemed only upon the occurrence of a conditional event, such as a vote of the shareholders, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument under Statement 150.   However, for financial statements filed with the SEC, redeemable stock must be excluded from equity, as required by Rule 5-02.28 of

S-X and EITF Topic D-98.  If redeemable stock does not meet the requirements of FAS 150 for liability classification, it must be shown as mezzanine stock under SEC rules. The Company has classified the Series A as mezzanine stock and believes it is in compliance with the requirements of FAS 150 ,Topic D-98 and Rule 5-02.28 of Regulation S-X.

Second item-We note that you also issued contingent warrants in connection with the convertible preferred stock. Please tell us in how you valued, recorded and accounted for these warrants. Demonstrate that your accounting complies with GAAP.

The warrants were valued based on the relative fair value method under APB 14.  The fair value of the warrants was calculated using a Black-Scholes model.  The warrants vest to the Investor Group only if the Company fails to meet certain sales and gross profit amounts for calendar year 2005, as defined by the Agreement. The Company took this into consideration during the valuation, by applying the probability of the various performance scenarios and calculating the weighted average of the number of shares expected to vest. At the time of the filing of Form 10-QSB for the Fiscal Quarter Ended April 2, 2005, the Company believed that it would meet the threshold required in the agreement, and determined it was unlikely that it would issue any of the warrants. Based on the Company’s analysis, the value of the warrants were deemed to be immaterial, and therefore, not recorded.

Third item- Lastly we noted that you paid your financial advisors a fee of $1.1 million and issued them a warrant to purchase up to 113,333 shares of common stock. Please tell us in detail how you valued, recorded and accounted for this transaction. Additionally expand future filings to disclose the valuation model utilized to value warrants and in your management discussion and analysis, provide an analysis of the significant assumption inherent in the calculation.

Response to your third item:  The financial advisors fee of $1.1 million plus legal expenses of $0.2 million were allocated between the Series A shares and the Series A-1 shares based upon their relative fair values and recorded as a reduction of these amounts (identified above). Of the total investment expenses, $1.1 million was allocated to the Series A shares and $0.2 million to the Series A-1 shares. Thus, the net value of $13.2 million, including accrued and unpaid dividends of $0.1 million, for the Series A shares and the net value of $2.6 million for the Series A-1 shares reported as of April 2, 2005. The warrants are reported in Note D (Stock-Based Compensation) of the Company’s 10-QSB, as of April 2, 2005.

The value of these warrants was determined to be $2.0 thousand using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 2.62%, an expected volatility of 63%, a warrant term of 3 years, and no expected dividends. The warrants were determined to have de minimus value and clearly not material, but were recorded within common stock.

EITF 00-19 indicates that contracts requiring the Company to deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. The Company’s agreement with the warrant holder requires delivery of the shares as settlement, so the Company believes that it has properly recorded these warrants as equity.

The Company will expand future filings to disclose this valuation model and will provide the significant assumptions inherent in the model.

Further, the Company takes your comment under advisement and will take into account the Staff’s concerns when preparing future filings.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (805) 681-2807 or James J. Slaby, Esq. of Sheppard Mullin Richter & Hampton LLP at (213) 617-5411.

Sincerely,

/s/ Peter T. Altavilla
Peter T. Altavilla
Chief Financial Officer

cc:	James J. Slaby, Esq.